UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  May 29, 2019

  By E-Mail

  Andrew M. Freedman
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

           Re:     MiMedx Group, Inc.
                   Response Letter filed May 22, 2019 re: Soliciting Materials filed pursuant to
                      Rule 14a-12 on May 7, 2019
                   Filed by Prescience Partners, LP et. al.
                   File No. 001-35887

  Dear Mr. Freedman:

           We have reviewed your filing and have the following comments.

  Soliciting Materials

  1. We reissue prior comment 1 in part. Please provide us additional information to describe how Mr. Barry and Ms. Behrens gained turnaround strategy experience at Sarepta.

           Please direct any questions to me at (202) 551-3619.

                                                                  Sincerely,

                                                                  /s/ Daniel F.
Duchovny
                                                                  Daniel F.
Duchovny
                                                                  Special
Counsel
                                                                  Office of
Mergers and Acquisitions